March 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Pearlyne Paulemon and Jeffrey Gabor

Re: Cantor Equity Partners II, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted January 17, 2025

CIK No. 0002034269

Ladies and Gentlemen:

Cantor Equity Partners II, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated February 7, 2025 (the “Letter”) regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted on January 17, 2025. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. This letter will be filed concurrently with the filing of a Registration Statement on Form S-1 (“Registration Statement”).

Amendment No. 1 to Draft Registration Statement

Cover Page

1.	We note disclosures on page 91 and elsewhere that if you increase or decrease the size of the offering, you will effect a share dividend, contribution back to capital or other mechanism with respect to your Class B shares in such amount so that the founder shares will continue to represent 20% of your issued and outstanding ordinary shares upon consummation of the offering. Please discuss these provisions on the cover page and in the discussions of securities that may become issuable to the sponsor in the sections entitled “Sponsor Information” on pages 10 and 108.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 11 and 110 of the Registration Statement to address the Staff’s comment.

Sources of Target Businesses, page 113

2.	Please revise disclosure in the first full paragraph on page 114 to clarify, if true, that neither you nor anyone acting on your behalf has engaged in discussions with any of the prospective target businesses that any of the Active Cantor SPACs or any of the Prior Cantor SPACs had considered, consistent with disclosure on your prospectus cover page.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 115 of the Registration Statement to address the Staff’s comment.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CANTOR EQUITY PARTNERS II, INC.

By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

cc:	Stuart Neuhauser, Esq.

[Signature Page to Response Letter to the SEC – Form S-1 Registration Statement of Cantor Equity Partners II, Inc. – March 2025]